UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of August, 2015
Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is a copy of the press release of Ship Finance International Limited (the "Company"), dated August 26, 2015, announcing preliminary financial results for the quarter ended June 30, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: August 26, 2015	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Ship Finance Management AS
(Principal Executive Officer)

Ship Finance International Limited (NYSE: SFL) - Earnings Release

Reports preliminary 2Q 2015 results and increased quarterly dividend of $0.44 per share

Hamilton, Bermuda, August 26, 2015. Ship Finance International Limited (“Ship Finance” or the “Company”) today announced its preliminary financial results for the quarter ended June 30, 2015.

Highlights

•	Increased second quarter dividend of $0.44 per share

•	Acquisition of eight Capesize dry bulk carriers with long-term charters

•	Acquisition of three 9,300-9,500 TEU container vessels with long-term charters

•	Revised charter terms and 28% ownership in Frontline

•	Notes and warrants in Horizon Lines sold for $72 million

•	Sale of 1995-built Suezmax crude oil tanker

•	Selected key financial data:

Three Months Ended
	Jun 30, 2015	Mar 31, 2015
Charter revenues(1)	$148m	$153m
EBITDA(2)	$125m	$127m
Net income	$68m	$33m
Earnings per share	$0.73	$0.35

Dividends and Results for the Quarter Ended June 30, 2015
The Board of Directors has declared an increased quarterly cash dividend of $0.44 per share. The dividend will be paid on or about September 30, 2015 to shareholders on record as of September 14, 2015 and the ex-dividend date at the New York Stock Exchange will be September 10, 2015. This will be the 46th consecutive quarterly dividend declared by the Company.
The Company reported total U.S. GAAP operating revenues on a consolidated basis of $92 million, or $0.98 per share, in the second quarter of 2015. This number excludes $9.5 million of revenues classified as ‘repayment of investments in finance lease’, and $46 million of charter revenues earned by 100% owned assets classified as ‘investment in associate’.
The cash sweep agreement with Frontline had a positive effect of $9.9 million, or $0.11 per share in the second quarter. For the first half of 2015, a total cash sweep of $19.9 million was recorded. This amount was paid to the Company in August and going forward, the new 50% profit share will be calculated and payable on a quarterly basis. There was also a $0.9 million profit share in the second quarter relating to some of our dry-bulk carriers.
Reported net operating income pursuant to U.S. GAAP for the quarter was $16.7 million, or $0.18 per share, and reported net income was $67.9 million, or $0.73 per share. This is after approximately $29 million, or $0.31 per share, in non-cash vessel impairments related to two smaller container vessels in the second quarter of 2015 and a gain of approximately $45 million, or $0.48 per share, on the sale of notes and warrants in Horizon Lines.

1. Charter revenues include total charter hire from all vessels and rigs, including assets in 100% owned subsidiaries classified as ‘Investment in associates’ and cash sweep/profit share income.
2. EBITDA is a non- GAAP measure and includes assets in 100% owned subsidiaries classified as 'Investment in associates'. For more details please see Appendix 1.

Ole B. Hjertaker, Chief Executive Officer of Ship Finance Management AS said in a comment: “We continue to grow and diversify our fleet, and have recently acquired eleven modern dry bulk and container vessels, adding approximately $700 million to our charter backlog. We also successfully finalized the Frontline restructuring and the sale of our Horizon Lines notes and warrants in the quarter, and have significant additional investment capacity. Going forward our focus will be on finding new accretive investment opportunities across our business segments with the aim to continue building our long-term distribution capacity.”
Business Update
As of June 30, 2015 and adjusted for subsequent transactions, the fixed-rate charter backlog from our fleet of 74 vessels and rigs was approximately $4.2 billion, with an average remaining charter term of 5.5 years, or 8.8 years if weighted by charter revenue. Some of our charters include purchase options which, if exercised, may reduce the fixed charter backlog and average remaining charter term.
In April, the Company agreed to acquire eight Capesize dry bulk carriers from subsidiaries of Golden Ocean, and seven of the vessels have so far been delivered to the Company, with the last vessel expected within the next few weeks. The acquisition price is $272 million en-bloc, or $34 million on average per vessel, and the vessels have been financed with a bank loan facility of approximately $166 million.
The 10-year timecharters to Golden Ocean have a base rate of $17,600 per vessel per day for the first seven years, and $14,900 thereafter. In addition, there will be a 33% profit share to Ship Finance for revenues above the base charter rates, calculated and paid on a quarterly basis. The aggregate annual EBITDA contribution from the vessels, excluding profit share, is estimated to be more than $30 million on average during the first seven years of the charter.
In May, the Company announced a revised charter agreement with Frontline for 17 VLCCs and Suezmax crude oil tankers. The new agreement took effect from July 1, 2015 and is a combination of reduced long-term base rates, increased profit split and operating expenses adjusted to current market level. As compensation, the Company received 55 million shares in Frontline, equivalent to approximately 28% on a fully diluted basis.
In June, Ship Finance announced the sale of its notes and warrants in Horizon Lines. Net cash proceeds were approximately $72 million, and the Company booked a gain of approximately $45 million in the quarter.
In June, the Company announced that it has agreed to acquire three 9,300-9,500 TEU containerships to be delivered between 4Q 2015 and 2Q 2016, subject to customary closing conditions. Ship Finance paid a deposit of 15% of the purchase price in June, with the remaining amounts to be paid at delivery. The vessels have similar technical specifications as our recently delivered 8,700 TEU container vessels, with the latest in eco-design features giving them a very competitive operational performance.
The vessels have been chartered out for a minimum period of five years to a European-based leading container line, with options to extend each charter period by up to two years. Ship Finance’s charter backlog will increase by approximately $200 million and the aggregate annual EBITDA contribution from the vessels is estimated to be more than $32 million on average during the five year firm period of the charters. The Company intends to arrange debt financing for the vessels ahead of delivery from the shipyard.
In July, Frontline Ltd. and Frontline 2012 Ltd. announced an agreement to merge, leaving Frontline as the surviving legal entity. This is subject to approval by the shareholders of Frontline and Frontline 2012 in special general meetings expected to be held in the fourth quarter of 2015. Ship Finance has agreed to vote in favor of the merger, and will own approximately 7% of the combined company.
In July, the Company announced that it has agreed to sell the 1995 built Suezmax Front Glory to an unrelated third party. The vessel is expected to be delivered to its new owner in September, and Ship Finance will receive a net amount of approximately $13.8 million, after compensation of approximately $2.2 million to Frontline for the termination of the current charter.

The crude oil tanker market remained strong throughout the second quarter and into the third quarter. According to market analysts the market has softened over the last few weeks. The cash sweep from the vessels on charter to Frontline was $9.9 million in the second quarter, representing a full cash sweep based on the old agreement.
The Company also has exposure to the crude oil tanker market through two modern Suezmax tankers trading in the spot market via a pool arrangement. In the second quarter, the average charter rate was approximately $34,300 per trading day for these vessels.
The Company has four drilling units on long-term fixed-rate bareboat contracts. The rigs generated approximately $53 million in aggregate EBITDA in the second quarter of 2015. Based on the fixed-rate charter structure for the drilling rigs, Ship Finance is not directly impacted by fluctuations in the drilling rig market.
Two 1,700 TEU container vessels are chartered out in the short-term market, and the rates achieved in the segment have been marginally above operating expense levels so far into 2015. Ship Finance recorded an aggregate non-cash impairment of approximately $29 million related to these two vessels in the second quarter, and intends to continue employing these vessels in the short term market for the time being.
Five of our Handysize dry-bulk carriers are chartered out on short-term time-charters with a fixed base rate and a profit share. The profit share generated approximately $0.9 million in additional earnings in the second quarter. The Company intends to continue chartering these vessels in the short-term market until long-term rates improve.
Ship Finance owns a number of other vessels, including offshore support vessels, container vessels, car carriers, chemical tankers and dry-bulk carriers. The majority of our vessels and rigs are chartered out on long-term, fixed-rate contracts that provide the Company with stability in cash flow and earnings, irrespective of fluctuations in the short-term charter market.
Financing and Capital Expenditure
As of June 30, 2015, Ship Finance had a total liquidity position of approximately $390 million including approximately $62 million in cash and cash equivalents and approximately $329 million available under revolving credit facilities. In addition, the Company had available for sale financial assets of approximately $164 million, including amortizing Frontline notes with a nominal value of $116 million.
In June, the Company refinanced the 17 crude oil tankers on charter to Frontline with a $250 million non-amortizing credit facility. The facility is available on a fully revolving basis, and was undrawn at quarter-end. In addition, three of the Company’s smaller container vessels were unencumbered at quarter-end.
As of June 30, 2015, the Company’s remaining capital expenditure commitments included eight Capesize dry-bulk carriers, of which seven have been delivered so far into the third quarter, and three 9,300-9,500 TEU container vessels expected to be delivered between 4Q 2015 and 2Q 2016. Total remaining capex at quarter-end was approximately $518 million, of which a majority is expected to be funded in the bank market, and the remaining from our liquidity position.
The Company is in compliance with all financial covenants and several of our financing arrangements are in subsidiaries with only limited guarantees from Ship Finance.
Strategy and Outlook
Ship Finance continues to add new assets with long-term charters to its portfolio, supporting its long-term distribution capacity. So far this year, the Company has taken delivery of two large container vessels and agreed to acquire an additional three. Furthermore, seven of the eight Capesize dry bulk carriers have also been delivered.

Our diversified asset approach gives us the opportunity to benchmark transactions across our main markets and we believe this will enable us to generate a superior return over time compared to focusing on one segment only. This is demonstrated by Ship Finance’s unique position in the market, having been consistently profitable and declared dividends every quarter since our inception more than 11 years ago.
Based on our portfolio of quality assets in combination with significant capital available for new accretive investments, the Board is confident that the Company can sustain and further build its dividend capacity going forward.
Accounting Items
Under U.S. GAAP, subsidiaries owning the drilling units West Hercules, West Taurus and West Linus have been accounted for as ‘investment in associate’ using the ‘equity method’.
All the equity accounted subsidiaries are wholly owned by Ship Finance, but due to the conservative structure of the leases, Ship Finance has not been deemed ‘primary beneficiary’ according to U.S. GAAP. As a result of the accounting treatment, operating revenues, operating expenses and net interest expenses in these subsidiaries are not shown in Ship Finance’s consolidated Income Statement. Instead, the net contribution from these subsidiaries is recognized as a combination of ‘Interest income from associates and long term investments’ and ‘Results in associate’.
In Ship Finance’s consolidated Balance Sheet, the net investments are shown as a combination of ‘Investment in associate’ and ‘Amount due from related parties - Long term’. The reason for this treatment is that a part of the investment in these subsidiaries is in the form of intercompany loans. For further detailed explanation of these features, please consult our ‘Accounting Items’ presentation available as webcast at our website at www.shipfinance.org.
Forward Looking Statements
This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC's petroleum production levels and worldwide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, dry docking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

August 26, 2015

The Board of Directors

Ship Finance International Limited
Hamilton, Bermuda

Questions can be directed to Ship Finance Management AS:

Harald Gurvin, Chief Financial Officer: +47 2311 4009
André Reppen, Senior Vice President: +47 2311 4055

SHIP FINANCE INTERNATIONAL LIMITED
SECOND QUARTER 2015 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
(in thousands of $	Jun 30,	Mar 31,	2014
except per share data)	2015	2015	(audited)
Charter revenues - operating lease	61,396	60,204	201,880
Charter revenues - finance leases	29,236	29,348	136,151
Revenues classified as Repayment of investment in finance leases	(9,479)	(9,600)	(44,300)
Profit share income	928	191	1,093
Cash sweep income	9,945	9,945	32,663
Total operating revenues	92,026	90,088	327,487

Gain on sale of assets and termination of charters	—	(114)	23,931

Vessel operating expenses	(26,011)	(27,460)	(119,470)
Administrative expenses	(2,311)	(1,835)	(7,609)
Depreciation	(17,822)	(18,479)	(67,393)
Vessel impairment charge	(29,161)	—	(11,800)

Total operating expenses	(75,305)	(47,774)	(206,272)

Operating income	16,721	42,200	145,146

Results in associate(1)	9,220	7,878	33,497
Interest income from associates and long term investments(1)	4,668	4,668	24,857
Interest income, other	6,427	4,540	15,594
Interest expense	(14,473)	(15,176)	(74,810)
Amortization of deferred charges	(3,185)	(2,852)	(11,271)
Gain on sale of associate	—	—	6,055
Other financial items	44,486	(52)	(1,358)
Expense related to non-designated derivatives	4,079	(8,096)	(14,895)
Taxes	—	—	—
Net income	67,943	33,110	122,815

Basic earnings per share ($)	0.73	0.35	1.32

Weighted average number of shares	93,450,143	93,412,667	93,330,622
Common shares outstanding	93,468,000	93,443,000	93,404,000

(1)
Three of our subsidiaries were accounted for as ‘Investment in associate’ during the quarter. The contribution from these subsidiaries is reflected in our consolidated Income Statement as a combination of ‘Results in associate’ and ‘Interest income from associates and long term investments’.

SHIP FINANCE INTERNATIONAL LIMITED
SECOND QUARTER 2015 REPORT (UNAUDITED)

BALANCE SHEET	Jun 30,	Mar 31,	Dec 31, 2014
(in thousands of $)	2015	2015	(audited)
ASSETS
Short term
Cash and cash equivalents	61,571	49,730	50,818
Available for sale securities	48,416	69,116	73,656
Amount due from related parties	62,667	62,044	152,491
Other current assets	63,020	67,778	63,260

Long term
Newbuildings and vessel deposits	43,425	—	87,567
Vessels and equipment, net	1,314,039	1,361,138	1,377,133
Investment in finance leases	541,373	690,630	709,014
Investment in associate(1)	220,196	60,000	53,457
Amount due from related parties - Long term(1)	379,589	433,898	425,325
Deferred charges	33,847	34,438	36,958
Other long-term assets	14,862	12,708	11,875

Total assets	2,783,005	2,841,480	3,041,554

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	202,896	212,361	182,415
Other current liabilities	20,586	21,106	30,231
Amount due to related parties	484	1,642	1,109

Long term
Long term interest bearing debt	1,258,816	1,330,682	1,550,044
Other long term liabilities	100,793	117,088	124,263

Stockholders’ equity	1,199,430	1,158,601	1,153,492
Total liabilities and stockholders’ equity	2,783,005	2,841,480	3,041,554

(1)
Three of our subsidiaries were accounted for as ‘Investments in associate’ at quarter end. Our investment is a combination of equity classified as ‘Investment in associate’ and intercompany loans classified as ‘Amount due from related parties, long term’. In addition to this, notes from Frontline Ltd. are included in the line item ‘Amount due from related parties, long term’.

SHIP FINANCE INTERNATIONAL LIMITED
SECOND QUARTER 2015 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Full year
(in thousands of $)	Jun 30,	Mar 31,	Dec 31, 2014
	2015	2015	(audited)

OPERATING ACTIVITIES
Net income	67,943	33,110	122,815
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	20,433	20,755	76,682
Vessel impairment charge	29,161	—	11,800
Adjustment of derivatives to fair value recognised in net income	(5,381)	6,565	7,699
Gain on sale of assets and termination of charters	—	114	(23,931)
Result in associate	(9,220)	(7,878)	(33,497)
Gain on sale of associated company	—	—	(6,055)
Gain on sale of Horizon notes and warrants	(44,552)	—	—
Other, net	(1,498)	(1,757)	(3,555)
Change in operating assets and liabilities	(18,848)	14,680	(19,557)
Net cash provided by operating activities	38,038	65,589	132,401

INVESTING ACTIVITIES
Repayment of investments in finance leases	9,188	9,314	43,120
Proceeds from sale of vessel/new buildings and termination of charters	—	(2,003)	199,429
Net investment in newbuildings and vessel deposits	(43,425)	(85,785)	(202,333)
Purchase of vessels	(90)	(1,650)	(192,864)
Cash arising from sale of associate	—	111,095	—
Cash received from (paid to) associates(1)	65,884	(50,673)	88,585
Proceeds from the redemption of Horizon loan notes and warrants	71,681	—	—
Other assets / investments	(887)	(4,011)	42,123
Net cash provided by/ (used in) investing activities	102,351	(23,713)	(21,940)

FINANCING ACTIVITIES
Proceeds from long and short term debt	2,058	128,308	733,632
Expenses paid in connection with securing finance	(2,594)	(403)	(7,460)
Repayment of long and short term debt	(88,081)	(126,981)	(616,783)
Re-purchase of Company bonds	—	(5,079)	(75,262)
Cash received from share issue	257	418	927
Payments in lieu of issuing shares for exercised share options	—	—	(1,196)
Cash dividends paid	(40,188)	(39,227)	(152,142)
Net cash used in financing activities	(128,548)	(42,964)	(118,284)

Net increase/ (decrease) in cash and cash equivalents	11,841	(1,088)	(7,823)
Cash and cash equivalents at beginning of period	49,730	50,818	58,641
Cash and cash equivalents at end of period	61,571	49,730	50,818

(1)
Three of our subsidiaries were accounted for as ‘Investments in associate’ during the quarter. The ‘Cash received from/ (paid to) associates’ is only a part of the contribution from these subsidiaries. The balance is recorded as ‘Interest income from associates and long term investments’ and reflected in the Company’s Income Statement.

SUBSIDIARIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
SECOND QUARTER 2015 (UNAUDITED)

Please note that full preliminary accounts for SFL Deepwater Ltd (West Taurus), SFL Hercules Ltd (West Hercules) and SFL Linus Ltd (West Linus) are available from the Company's website: www.shipfinance.org.

Selected income statement data for the three months ended June 30, 2015

	SFL Deepwater	SFL Hercules	SFL Linus	Total
(in thousands of $)	Ltd	Ltd	Ltd
Charter revenues - finance lease	12,305	13,691	20,206	46,202
Revenues classified as Repayment of investment in finance leases	(6,652)	(7,836)	(10,884)	(25,372)
Interest expense, related party(1)	(1,631)	(1,631)	(1,406)	(4,668)
Interest expense, other	(2,068)	(2,175)	(3,668)	(7,911)
Other items	(5)	(160)	(149)	(314)
Net income(2)	1,949	1,889	4,099	7,937

(1)	‘Interest expense, related party’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Interest income from associate and long term investments’.

(2)	‘Net income’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Results in associate’.

Selected balance sheet data as of June 30, 2015

	SFL Deepwater	SFL Hercules	SFL Linus	Total
(in thousands of $)	Ltd	Ltd	Ltd
Cash and cash equivalents	—	—	—	—
Investment in finance leases	408,067	410,905	553,107	1,372,079
Other assets	6,822	7,050	222	14,094
Total assets	414,889	417,955	553,329	1,386,173

Short term and current portion of long term interest bearing debt	22,667	27,500	51,458	101,625
Other current liabilities	2,530	1,080	30,047	33,657

Long term interest bearing debt	259,778	292,500	326,042	878,320
Long term loans from shareholders, net	94,124	81,648	125,000	300,772
Other long term liabilities	—	—	3,008	3,008

Stockholders equity(1)	35,790	15,227	17,774	68,791

Total liabilities and stockholders’ equity	414,889	417,955	553,329	1,386,173

(1)	‘Stockholder’s equity’ from these subsidiaries appears in the Company’s consolidated balance sheet as ‘Investment in associate’.

APPENDIX 1: RECONCILIATION OF NET INCOME TO EBITDA
SECOND QUARTER 2015 (UNAUDITED)

EBITDA	Three months ended		Twelve months
(in thousands of $)	Jun 30,	Mar 31,	ended Dec 31,
	2015	2015	2014

Net income	67,943	33,110	122,815

Add:
Expense related to non-designated derivatives	(4,079)	8,096	14,895
Amortization of deferred charges	3,185	2,852	11,271
Interest expense	14,473	15,176	74,810
Interest income, other(1)	(21)	(16)	(4,576)
Interest income from associates	(4,670)	(4,668)	(24,464)
Results in associate	(9,220)	(7,878)	(33,497)
Depreciation	17,822	18,479	67,393
Gain on sale of Horizon notes and warrants	(44,552)	—	—
Gain on sale of assets and termination of charters	—	114	(23,931)
Gain on sale of associated company	—	—	(6,055)
Vessel impairment charge	29,161	—	11,800
Repayment of investment in finance leases	9,188	9,314	43,120
Other reconciling items	(508)	(524)	(295)
Investment in associate
Charter revenues - finance lease	46,202	53,168	299,505
Charter revenues - operating lease	—	—	3,663
Total operating expenses	(6)	—	(3,065)

EBITDA (2)	124,918	127,223	553,389

(1)	Interest income excludes interest income generated from financial investments.

(2)
‘EBITDA’ is not a US-GAAP figure. It is defined as aggregate charter hire from all our 100% owned assets, cash sweep/profit share income and revenues from financial investments, less vessel operating expenses and general & administrative expenses.